CANARY WHARF
GROUP PLC

82-4997

JRG/AM/2781
18 December 2003

03045399

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED DEC 29 2003 WASH. D.C. 158 SECTION

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of notifications of major interests in shares, notification of directors' interests and offer update.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

dw 1/6

Canary Wharf Group - Major Ints. & Dirs. Ints

RNS Number:3441T
Canary Wharf Group PLC
16 December 2003

CANARY WHARF GROUP PLC

On 16 December 2003 pursuant to Sections 198-202 and 324(1) of the Companies Act 1985 ('the Act), Canary Wharf Group plc ('the Company') received the following notifications:

NOTIFICATION OF MAJOR INTERESTS IN SHARES

On 15 December 2003, LMR Trust (the "Trust") and its subsidiary, R F Holdings Limited, acquired, for no consideration, a notifiable interest within the meaning of Sections 203 and 208 of the Act in 10,000,000 ordinary shares of 1 pence each in the capital of the Company. It was further noted that stock lending arrangements exist between the Trust's wholly owned subsidiaries and so, as at the date of the notification, the Trust and RF Holdings Limited have a net interest in 51,915,085 ordinary shares of 1 pence each in the capital of the Company. No changes were made to the registered holders of the shares as a result of the above-mentioned transfer.

NOTIFICATION OF DIRECTOR'S INTERESTS

On 15 December 2003, the Trust, a discretionary trust for the benefit of, amongst others, the Paul Reichmann family, and therefore a connected person to Paul Reichmann by virtue of Section 346 of the Act, acquired for no consideration the holding company of RCW Investments Limited from the PLR Issue Trust, another trust created for the benefit of certain members of the Reichmann family. RCW Investments Limited is interested, within the meaning of Schedule 13 Part 1 of the Act, in 10,000,000 ordinary shares in the Company. Stock lending arrangements exist between certain Trust owned entities and therefore, as at the date of this announcement, the Trust, and therefore Paul Reichmann, has a net interest in 51,915,085 ordinary shares of the Company (previously 45,221,082 ordinary shares).

NOTE:

As at 15 December 2003, the Company had an issued share capital of 585,008,225 ordinary shares of 1 pence each, therefore, following this notification, the interests of the Trust and R F Holdings Limited, and Paul Reichmann, represent 8.87% of the Company's issued share capital.

Dated: 16 December 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLNKAKNOBDDABD

Canary Wharf Group - Offer Update

RNS Number:3907T
Canary Wharf Group PLC
17 December 2003

CANARY WHARF GROUP PLC

OFFER UPDATE

The Independent Committee of Canary Wharf Group plc ("Canary Wharf") notes the announcements made today by Brascan Corporation ("Brascan") and IPC Advisors Corporation. As stated in those announcements, there can be no certainty that an offer will be forthcoming from either Brascan or the Reichmann family interests. Accordingly, the Independent Committee recommends shareholders to vote in favour of the resolution at the Extraordinary General Meeting on 22 December 2003 to approve the disposal of 5 Canada Square and 25 Canada Square to The Royal Bank of Scotland plc (the "Disposals"). The Independent Committee regards the Disposals as being in the best interests of shareholders, whether or not Silvestor's offer proceeds. Silvestor's offer is conditional on completion of the Disposals.

In view of the timing associated with any offer from Brascan or the Reichmann family interests, Canary Wharf now intends that any shareholder meetings to approve Silvestor's offer will be held after 13 February 2004.

Enquiries

Lazard 020 7187 2000
William Rucker

Cazenove 020 7588 2828
Duncan Hunter
Richard Cotton

Brunswick 020 7404 5959
James Bradley
Fiona Laffan

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of Canary Wharf and no one else in connection with potential offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Lazard nor for providing advice in connection with potential offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no one else in connection with potential offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Cazenove nor for providing advice in connection with potential offers for Canary Wharf.

END

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